UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@Taro.com	William.Coote@Taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2017

Hawthorne, NY, November 7, 2017 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and six months ended September 30, 2017.

Quarter ended September 30, 2017 Highlights - compared to September 30, 2016
•	Net sales of $169.9 million decreased $58.9 million, the result of continuing increased competition and the challenging pricing environment; despite a slight increase in volumes.
•	Gross profit of $125.1 million decreased $52.2 million, and as a percentage of net sales, was 73.6% compared to 77.5%.
•	Research and development (R&D) expenses increased $3.2 million to $18.0 million.
•	Selling, marketing, general and administrative expenses (SG&A) decreased $2.5 million to $18.3 million.
•	Operating income of $88.8 million decreased $52.8 million, or 52.3% of net sales compared to 61.9%.
•
Net Income was unfavorably impacted by a $46.0 million fluctuation in foreign exchange (FX) from income of $13.4 million in 2016 to an expense of $32.6 million in 2017, principally the result of the strength of the Canadian dollar vs. U.S. dollar.

•	Tax expense of $6.9 million decreased $28.7 million; with the effective tax rate of 11.5% compared to 22.3%.
•	Net income attributable to Taro was $52.4 million compared to $123.7 million, a $71.3 million decrease, resulting in diluted earnings per share of $1.30 compared to $3.00.

Six Months ended September 30, 2017 Highlights - compared to September 30, 2016
•	Net sales of $331.2 million decreased $131.3 million, the result of continuing increased competition and the challenging pricing environment; despite an increase in volumes.
•	Gross profit of $241.7 million decreased $118.4 million, and as a percentage of net sales, was 73.0% compared to 77.8%.
•	R&D expenses of $32.7 million remained in line with prior year expenses with all of our activities, including clinical studies, proceeding according to plan.
•	SG&A remained relatively flat at $42.6 million.
•	Operating income of $166.4 million decreased $117.8 million, or 50.2% of net sales compared to 61.4%.
•
Net Income was unfavorably impacted by a $59.7 million fluctuation in FX from income of $7.5 million in 2016 to an expense of $52.2 million in 2017, principally the result of the strength of the Canadian dollar vs. U.S. dollar.

•	Tax expense of $16.9 million decreased $49.1 million; with the effective tax rate of 13.6% compared to 22.0%.
•	Net income attributable to Taro was $106.9 million compared to $233.6 million, a $126.7 million decrease, resulting in diluted earnings per share of $2.65 compared to $5.59.

Taro Pharmaceutical Industries Ltd.

Mr. Uday Baldota, Taro’s CEO stated, “We continue to navigate the current industry challenges − increased competitive intensity, pressures from buying consortiums, and higher ANDA approval rates from the FDA.  In order to deliver long-term performance and a quality pipeline of products, we continue our investment in R&D.  In addition, given our strong cash position, we will continue to explore and evaluate business development opportunities that meet both our operational and financial targets.”

 Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations for the six months ended September 30, 2017, was $138.7 million compared to $192.7 million for the six months ended September 30, 2016.
•
As of September 30, 2017, cash, including short-term bank deposits and marketable securities (both short and long-term), increased $83.3 million to $1.5 billion from March 31, 2017.  Cash reflects the $40.4 million impact from the Company’s share repurchases.

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Application (“ANDA”) Dapsone Gel, 5%.  The Company currently has a total of thirty-two ANDAs awaiting FDA approval, including five tentative approvals.

Company’s Office Holders Compensation Policy

On February 9, 2017, the Taro Board of Directors (the “Board”), based on the recommendation of the Compensation Committee of the Board, and in accordance with Section 276A(c) of the Companies Law, approved a renewed version of the Company’s Office Holders Compensation Policy (the “Policy”).  Such approval made the Policy effective until it could be reconsidered by Taro’s shareholders at the 2017 Annual General Meeting of Shareholders.

On November 7, 2017, the Board elected, with Taro’s Compensation Committee recommendation, to extend its approval of the Policy until  the 2018 Annual General Meeting of Shareholders in order to permit additional time to address feedback from various stakeholders.

Share Repurchase Program - Returning Capital to Shareholders

On November 23, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Under this authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  During the current fiscal year, through October 31, 2017, the Company has repurchased 410,664 shares at an average price of $103.79.  Under this program, in total, the Company has repurchased 929,629 shares, with $153.1 million remaining under the authorization.  On November 7, 2017, the Board extended the share repurchase program for one year.

Taro Pharmaceutical Industries Ltd.

Earnings Call (8:00 am EST, November 8, 2017)

As previously announced, the Company will host an earnings call at 8:00 am EST on Wednesday, November 8, 2017, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast.  Audio conference participants can dial-in on the numbers below:
•	Participant Toll-Free Dial-In Number: +1 (844) 421-0601 ID: 4298818
•	Participant International Dial-In Number: +1 (716) 247-5800 ID: 4298818
•	Audio web-cast: Details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2018.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Six Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Sales, net	$169,915	$228,794	$331,236	$462,578
Cost of sales	44,795	51,428	89,573	102,313
Impairment	—	76	—	184
Gross profit	125,120	177,290	241,663	360,081

Operating Expenses:
Research and development	17,995	14,845	32,653	32,765
Selling, marketing, general and administrative	18,342	20,886	42,591	43,137
Operating income	88,783	141,559	166,419	284,179

Financial (income) expense, net:
Interest and other financial income	(4,602)	(3,546)	(9,078)	(6,853)
Foreign exchange expense (income)	32,583	(13,375)	52,225	(7,465)
Other (loss) gain, net	(1,310)	1,054	808	1,457
Income before income taxes	59,492	159,534	124,080	299,954
Tax expense	6,864	35,558	16,851	65,984
Income from continuing operations	52,628	123,976	107,229	233,970
Net loss from discontinued operations attributable to Taro	(145)	(76)	(192)	(177)
Net income	52,483	123,900	107,037	233,793
Net income attributable to non-controlling interest	90	243	147	240
Net income attributable to Taro	$52,393	$123,657	$106,890	$233,553

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$1.30	$3.00	$2.65	$5.59

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$(0.00)*	$(0.00)*	$(0.00)*	$(0.00)*

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.30	$3.00	$2.65	$5.59

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	40,315,991	41,300,387	40,402,257	41,832,592

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	September 30,	March 31,
	2017	2017
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$503,321	$600,399
Short-term and current maturities of long-term bank deposits	556,121	782,813
Marketable securities	339,444	3,548
Accounts receivable and other:
Trade, net	201,710	203,924
Other receivables and prepaid expenses	176,298	266,280
Inventories	150,191	141,045
Long-term assets held for sale, net	—	1,015
TOTAL CURRENT ASSETS	1,927,085	1,999,024
Long-term deposits and marketable securities	141,887	70,685
Property, plant and equipment, net	187,937	180,085
Deferred income taxes	125,597	10,324
Other assets	31,311	29,635
TOTAL ASSETS	$2,413,817	$2,289,753

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables and other current liabilities	$201,546	$209,837
TOTAL CURRENT LIABILITIES	201,546	209,837
Deferred taxes and other long-term liabilities	4,770	6,110
TOTAL LIABILITIES	206,316	215,947

Taro shareholders' equity	2,201,042	2,067,494
Non-controlling interest	6,459	6,312
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,413,817	$2,289,753

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net income	$107,037	$233,793
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,794	7,397
Impairment for long-lived assets	—	184
Realized loss (gain) on sale of marketable securities and long-lived assets	125	(5)
Change in derivative instruments, net	(4,388)	2,337
Effect of change in exchange rate on inter-company balances and bank deposits	61,564	(9,034)
Deferred income taxes, net	15,813	(11,422)
Decrease (increase) in trade receivables, net	2,866	(11,285)
Increase in inventories, net	(5,986)	(11,611)
(Increase) decrease in other receivables, income tax receivable, prepaid expenses and other	(37,359)	13,054
Decrease in trade, income tax, accrued expenses, and other payables	(7,339)	(20,731)
Income from marketable securities	(1,430)	—
Net cash provided by operating activities	138,697	192,677

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(11,809)	(19,238)
Investment in other intangible assets	(1,554)	(22)
Proceeds from short-term bank deposits	221,851	138,344
Proceeds from (investment in) long-term deposits and other assets	75,528	(281,792)
(Investment in) proceeds from marketable securities, net	(481,592)	80
Net cash used in investing activities	(197,576)	(162,628)

Cash flows from financing activities:
Purchase of treasury stock	(40,417)	(240,618)
Net cash used in financing activities	(40,417)	(240,618)

Effect of exchange rate changes on cash and cash equivalents	2,218	(550)
Decrease in cash and cash equivalents	(97,078)	(211,119)
Cash and cash equivalents at beginning of period	600,399	576,757
Cash and cash equivalents at end of period	$503,321	$365,638

Cash Paid during the year for:
Income taxes	$40,183	$57,703
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$735	$1,272

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  November 7, 2017
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director